RELIANCE Communications
Anil Dhirubhai Ambani Group



Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

5th September, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter accompanied with Media Release on inauguration of Reliance Communications FALCON Cable system, copy of the said letter is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

5th September 2006

Shri S. Subramanian
DCS – CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: Media Release on inauguration of Reliance Communications FALCON Cable system

We enclose herewith the Media Release issued by the Company on 5th September 2006 which is self-explanatory.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
Company Secretary

Encl. As above.

Thiru Dayanidhi Maran,
Union Minister of Communications and IT

inaugurates

Reliance Communications FALCON Cable System

- FALCON commences commercial operations with the first call between Thiru Dayanidhi Maran and Dr. Tarek Kamel, Minister of Communications and Information Technology, Egypt.
- FALCON makes Reliance Communications subsidiary, FLAG Telecom, the largest undersea cable system in the world spanning 65,000 route kms
- FALCON is the world's largest Private Cable System to be constructed in the last 5 years and has been launched 4 months ahead of schedule, at 80% of the envisaged Project Cost
- The 11,589 route km and 2.56 terabit, FALCON will provide abundant and reliable international bandwidth between India and the rest of the World
- FALCON has 14 Landing Stations providing international connectivity to 11 countries in the fastest growing economic regions.

New Delhi, September 5th, 2006: The Reliance Communications (RCL) owned FALCON Cable System, connecting India to Rest of the World, was inaugurated by Thiru Dayanidhi Maran, Hon'ble Union Minister for Communications and Information Technology at a hi-tech e-inauguration ceremony at New Delhi today.

The inaugural call of the 2.56 terabit FALCON Cable System, spanning 4 continents and 11 countries, was made between Thiru Dayanidhi Maran and Dr. Tarek Kamel, Minister of Communications and Information Technology, Egypt, in the presence of Mr. Anil Ambani, Chairman – Reliance ADA Group, marking the commercial launch of the 11,589 route km long undersea cable four months ahead of schedule.

Shri D.S. Mathur, Secretary – Department of Telecommunications and Shri Jainder Singh, Secretary – Department of Information Technology were present at this momentous occasion.

Speaking at the inaugural ceremony, Thiru Dayanidhi Maran said, *"FALCON heralds a new era in the telecom landscape of the country by providing a reliable and cost-effective source of international bandwidth"*.

"The initiatives of Reliance and others will provide healthy competition and robust growth. The Carriers will further bring down their tariff in line with the prevailing market prices. The benefits would soon be experienced by Indian enterprises and consumers. I am confident that availability of high quality international connectivity would catalyze the broadband revolution for the masses, and at the same time boost the vistas of the burgeoning ITES and BPO enterprises", added Thiru Maran.

Thiru Maran congratulated Mr. Anil Ambani on FLAG Telecom Global Network becoming the World's largest undersea cable system covering 65,000 route kms, with the launch of FALCON.

At the inauguration ceremony, Mr. Anil Ambani said, *"in a world torn by violent disagreement and conflict FALCON will bring the calming influence of communication and dialogue. It will enhance the flow of ideas and information".*

"FALCON will have an equally powerful impact on the economic front, driving higher levels of trade, commerce and global integration", Mr. Ambani added.

The vision at Reliance ADA group is to *"give millions of ordinary people across the world the means to realize their dreams, the power to shape their destiny, the chance to fulfill their true and diverse potential,"* Mr Ambani said.

The FLAG Global Network bridges the distance between 35 diverse developed and developing economies, connecting the global economic hubs in USA, UK, Germany, France, Middle East, India, Hong Kong, Singapore, China and Japan to name a few. RCL's FLAG is the first and only global network of this scale to provide integrated connectivity on one seamless network to the three highest growing regions; India, Middle East and China; in terms of international bandwidth demand.

"We are glad that the FALCON Project has been completed in a record time and is being launched 4 months ahead of schedule with significant cost savings. Our pre-sales initiatives have resulted in an overwhelming response are an encouraging indicator of the future business prospects", said Mr. Punit Garg, CEO – FLAG Telecom on an 11-country video conference from Egypt.

For further information, pls. contact Gaurav Wahi on +91-9322904680 or on gaurav.wahi@relianceada.com

About Reliance ADA Group: Among India's top three private sector business houses, with a market capitalization of Rs 100,000 crore (US$ 22 billion), net assets in excess of Rs 31,500 crore (US$ 7 billion), and net worth to the tune of Rs 27,500 crore (US$ 6 billion).

The group has a customer base of over 50 million, the largest in India, and a shareholder base of over 8 million, among the largest in the world. Through its products and services, the Reliance - ADA Group touches the life of 1 in 10 Indians every single day. The business presence of the Group extends to over 4,500 towns and 300,000 villages in India, and 5 continents across the world. The interests of the Group range from communications (Reliance Communications) and financial services (Reliance Capital Ltd), to generation, transmission and distribution of power (Reliance Energy), infrastructure and entertainment.

About Reliance Communications: Reliance Communications Ltd. (RCL) is India's foremost integrated telecommunications company with over 24.5 million Indian and 600,000 global individual consumers. RCL's corporate clientele includes 600 Indian and 250 multinational corporations, and – through subsidiary FLAG Telecom - over 200 global carriers.

The company has a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain.

About FLAG Telecom: FLAG Telecom, a 100% subsidiary of Reliance Communications, has an established customer base of more than 200 leading operators, including all of the top ten international carriers. FLAG owns and manages an extensive optical fibre network spanning four continents, connecting key business markets in Asia, Europe, the Middle East and the USA. FLAG also owns and operates a low-latency, global MPLS-based IP network, which connects most of the world's principal international Internet exchanges. FLAG offers a focused range of global products, including global bandwidth, IP, Internet, Ethernet and Co-location services.